Exhibit 99.1

GRANITE APPOINTS NEW CHIEF FINANCIAL OFFICER

June 6, 2019, Toronto, Ontario, Canada—Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today the appointment of Teresa Neto as Chief Financial Officer (“CFO”) of Granite, effective July 8, 2019.

Ms. Neto has over 13 years of real estate experience and has held previous CFO positions at publicly-traded real estate investment trusts in Canada, most recently at Pure Industrial Real Estate Trust and prior to that at Northwest Healthcare Properties REIT. Ms. Neto has a chartered professional accounting designation (CPA, CA) and is a member of the Institute of Corporate Directors.

Kevan Gorrie, President and Chief Executive Officer, commented, “On behalf of management and the Board of Trustees, we are very pleased to announce the appointment of Teresa as Chief Financial Officer. Teresa is a seasoned and well-respected public REIT CFO and will be a great addition to our leadership team.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 80 investment properties representing approximately 34 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Kevan Gorrie, at 647-925-7500.